SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                             Charming Shoppes, Inc.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    161133103
                                 (CUSIP Number)

                                 January 7, 2008
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 161133103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     6,452,000
               -----------------------------------------------------------------
  NUMBER OF    6     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,452,000
    WITH:      -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,452,000
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.53%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


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

Item 1(a).  Name of Issuer:

            Charming Shoppes, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            450 Winks Lane
            Bensalem, PA 19020

Item 2(a).  Name of Person Filing:

            The Clark Estates, Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            One Rockefeller Plaza
            31st Floor
            New York, New York  10020

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            161133103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)    |_|    Broker or dealer registered under Section 15 of
                          the Exchange Act.

            (b)    |_|    Bank as defined in Section 3(a)(6) of the
                          Exchange Act.

            (c)    |_|    Insurance company as defined in Section 3(a)(19)
                          of the Exchange Act.

            (d)    |_|    Investment company as defined under Section 8 of
                          the Investment Company Act.

            (e)    |_|    An investment adviser in accordance with
                          ss.240.13d-1(b)(1)(ii)(E).

            (f)    |_|    An employee benefit plan or endowment fund in
                          accordance with ss.240.13d-1(b)(1)(ii)(F).

            (g)    |_|    A parent holding company or control person in
                          accordance with ss.240.13d-1(b)(1)(ii)(G).

            (h)    |_|    A savings association as defined in Section 3(b)
                          of the Federal Deposit Insurance Act.

            (i)    |_|    A church plan that is excluded from the
                          definition of an investment company under
                          Section 3(c)(14) of the Investment Company Act.

            (j)    |_|    Group, in accordance with
                          ss.240.13d-1(b)(1)(ii)(J).

            Not Applicable.


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

Item 4.     Ownership:

      (a)   Amount beneficially owned: 6,452,000

      (b)   Percent of class: 5.53%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 6,452,000

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  6,452,000

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            The securities as to which this Schedule is filed by The Clark Estates, Inc., in its capacity as investment adviser, are owned of record by clients of The Clark Estates, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. One such client, Federal Partners, L.P., is known to have such right or power with respect to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.


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

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2008
                                                   THE CLARK ESTATES, INC.


                                                   By: /s/ Kevin S. Moore
                                                       -------------------------
                                                       Name:  Kevin S. Moore
                                                       Title: President


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